Mail Stop 4561

January 28, 2010

Cary L. Deacon
President and Chief Executive Officer
Navarre Corporation
7400 49th Avenue North
New Hope, MN 55428

> **Re:** **Navarre Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Form 8-K Filed October 30, 2009**
> **File No. 000-22982**

Dear Mr. Deacon:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 1. Business

Customers, page 7

1.   You disclose that two of your customers, Best Buy and Wal-Mart/Sam's Club, accounted for approximately 35% and 16%, respectively, of your net sales for the fiscal year ended March 31, 2009, and that each of these customers accounted for

greater than 10% of your net sales for fiscal 2007 and 2008 as well. Please expand your disclosure in the business section to provide a materially complete description of your arrangements with these major customers. We note in this regard that you have discussed the terms of these customer arrangements in your risk factor disclosure on page 13.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Liquidity, page 44

2.   We note from your disclosure on page 29 that you have relied on trade credit from vendors and amounts received on accounts receivable, in addition to your revolving credit facility, for your working capital needs. In addition, we note that your accounts payable balance exceeds the aggregate balance of inventory and accounts receivable. Tell us whether the vendor payment terms are linked to your collections (i.e., cash conversion cycle). Further, tell us whether the granting of trade credit from your vendors is an essential element of your liquidity. If so, your disclosures should discuss this element in greater detail and you should analyze the impact of any change in payment terms on your ability to satisfy your liquidity needs. Refer to Section IV of Interpretive Release 33-8350.

3.   We note your statement that you believe your cash resources will be sufficient to meet your cash needs "in the foreseeable future." Tell us what consideration you gave to specifying the time period that you believe your cash resources will be sufficient. Refer to FRC 501.03(a) and Section IV of Interpretive Release 33-8350.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on July 28, 2009)

Compensation Discussion and Analysis

Elements of Compensation, page 22

4.   We note that as a smaller reporting company you have elected to include a compensation discussion and analysis in your filing. It appears from this disclosure that you use compensation data from national surveys by William M. Mercer, Watson Wyatt and Towers Perrin, in addition to information from the public companies identified on page 23, to benchmark material elements of compensation for your named executive officers. We note in this regard the following statements:

- The fiscal 2009 target amounts for the annual incentive plan "were intended to provide annual cash incentive (i.e., base salary plus annual incentive) approximating the median of the cash compensation offered to executive officers in similar positions" as shown in the referenced national surveys, on page 23; and

- The value of equity awards for your named executive officers is targeted "to the median of similar awards offered to executive officers in comparable positions" as shown by the surveys, on page 25.

To the extent you engage in benchmarking of overall executive compensation or any material element thereof based on the survey data, please consider identifying the component companies in the surveys used. In addition, tell us the degree to which 2009 compensation for Messrs. Deacon and Burke was "below the median" relative to the market data and the degree to which 2009 compensation for Messrs. Fukunaga and Turner was "above the median," as disclosed on page 22, and consider providing conforming disclosure to the extent applicable in future filings.

Item 15. Exhibits and Financial Statement Schedules

Exhibit, page 49

5.   Further to comment 1 above, please tell us what consideration you gave to filing your agreements with your major customers Best Buy and Wal-Mart/Sam's Club as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We note that your risk factor disclosure on page 13 indicates that your agreements with these major customers are non-exclusive and may be cancelled without cause and upon short notice, and that your retail customers "generally" are not required to make minimum purchases. In your response, please also address whether the agreements bind Navarre in any material way, for example, whether the company is obligated to sell any minimum level of products to these customers.

6.   You disclose that the PC software publisher Symantec Corporation accounted for $104.0 million, $95.0 million and $81.9 million of Navarre's net sales for your 2009, 2008 and 2007 fiscal years, respectively. Please tell us what consideration you gave to filing your agreement(s) with Symantec pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We note your risk factor disclosure on page 13 stating that your agreements with your major suppliers of PC software are "generally" short-term in nature and may be cancelled without cause and upon short notice, that they do not restrict the publishers from distributing their products through other distributors, and that they do not guarantee product availability for Navarre to distribute. In your response, please also address whether your agreement with Symantec contains any material minimum purchase or sales obligations, or otherwise binds or affects Navarre in any material way.

Financial Statements

Notes to Consolidated Financial Statements

Note 28 Business Segments, page 91

7.   Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar product and services in accordance with paragraph 37 of SFAS 131.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Capital Resources, page 32

8.   Tell us why you have not identified the balance of "checks issued in excess of cash balances" as a Capital Resource. Indicate whether you have an arrangement with your bank to protect against overdrafts. That is, tell us whether these checks have been "honored" by the bank. Indicate whether amounts due are settled by drawing down your line-of-credit. In addition, ensure that you disclose the events that might affect the amount available under your line-of-credit.

Form 8-K Filed October 30, 2009

Exhibit 99.1

9.   We note your presentation of the non-GAAP financial measure "EBITDA (earnings before interest, taxes, depreciation, amortization, and share-based compensation expense)" for fiscal year 2010. Non-GAAP measures that are calculated differently than those described in Item 10(e)(1)(ii)(A) of Regulation S-K should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA," such as "Adjusted EBITDA." Please revise future uses of this non-GAAP financial measure. Refer to the CD&Is on Non-GAAP Financial Measures that may be found at: http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief